UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2014

Commission File Number: 001- 36563

Orion Engineered Carbons S.A.

(Translation of registrant’s name into English)

15 rue Edward Steichen

L-2540 Luxembourg, Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

In connection with the initial public offering of its common shares (the “IPO”) and certain refinancing transactions related to the IPO, Orion Engineered Carbons S.A. (formerly Orion Engineered Carbons S.à r.l.) (the “Company”) entered into a Credit Agreement, dated as of July 25, 2014, with Orion Engineered Carbons Holdings GmbH, Orion Engineered Carbons Bondco GmbH, Orion Engineered Carbons GmbH, OEC Finance US LLC, the Revolving Borrowers named therein, certain subsidiaries of the Company party thereto as guarantors, each Lender from time to time party thereto and Goldman Sachs Bank US, as administrative agent for the Lenders, a copy of which is attached as Exhibit 99.1. A description of the refinancing transaction is included in the Registration Statement on Form F-1 relating to the IPO (File No. 333-196593) (the “Registration Statement”).

In connection with the IPO, on July 28, 2014, the Company changed its legal form from a Luxembourg limited liability corporation to a Luxembourg joint stock corporation (société anonyme) and fully restated its articles of association, a copy of which is attached as Exhibit 99.2. A summary of the articles of association is included in the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.

By:	/s/ Charles Herlinger
Name: Charles Herlinger
Title: Chief Financial Officer

Date: July 31, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Credit Agreement, dated as of July 25, 2014, among the Company, Orion Engineered Carbons Holdings GmbH, Orion Engineered Carbons Bondco GmbH, Orion Engineered Carbons GmbH, OEC Finance US LLC, the revolving borrowers named therein, the guarantors named on the signature page thereto, the lenders named therein, and Goldman Sachs Bank USA as administrative agent.

99.2	Articles of Association of Orion Engineered Carbons S.A.